Item 77M/77Q1(g) - Mergers:

Columbia Funds Series Trust

Columbia Overseas Value Fund (the “Acquiring Fund”) became the surviving entity in a reorganization (the “Reorganization”) with Columbia International Value Fund, a series of Columbia Funds Series Trust (the “Acquired Fund”).

In December 2015 the Board of Trustees (the Board) of the Acquiring Fund and Acquired Fund approved a proposal to merge the Acquired Fund with and into the Acquiring Fund, and earlier this year the Acquired Fund began soliciting shareholder approval of the proposed merger. At the Joint Special Meetings of Shareholders, although a significant majority of shares that were voted were in favor of the merger, an insufficient number of shares were voted (either For or Against the proposed merger) to exceed the threshold constituting approval by a “majority” of shareholders, as defined in the Investment Company Act of 1940, as amended (the 1940 Act). The 1940 Act defines such a majority as the lesser of (i) 67% or more of the voting securities of a fund that are present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy at the meeting, or (ii) more than 50% of the outstanding voting securities of the fund.

Having determined that the proposed merger remained in the best interest of the shareholders, and consistent with the 1940 Act, at a meeting held on June 13-15, 2016, the Board voted to proceed with the merger. This determination was based in part on applicable law (including the 1940 Act) permitting implementation of the merger without obtaining any shareholder approval.

Effective on June 24, 2016, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Fund, in complete liquidation of the Acquired Fund. Shareholders of each class of shares of the Acquired Fund received shares of the corresponding share class of the Acquiring Fund.

Columbia Select International Equity Fund (the “Acquiring Fund”) became the surviving entity in a reorganization (the “Reorganization”) with Columbia International Opportunities Fund, a series of Columbia Funds Series Trust (the “Acquired Fund”).

In December 2015, the Board of Trustees of Columbia Funds Series Trust approved an agreement and plan of reorganization (the “Agreement and Plan”) providing for the sale of all of the assets of the Acquired Fund to, and the assumption of all of the liabilities and obligations of the Acquired Fund by, the Acquiring Fund, in complete liquidation of the Acquired Fund. At a meeting of shareholders held on April 15, 2016, shareholders of the Acquired Fund approved the Agreement and Plan with respect to the Reorganization.

Effective on May 20, 2016, the Acquiring Fund acquired all the assets of, and assumed all the liabilities and obligations of, the Acquired Fund, in complete liquidation of the Acquired Fund. Shareholders of each class of shares of the Acquired Fund received shares of the corresponding share class of the Acquiring Fund in accordance with the Agreement and Plan.

The registration statement of Columbia Funds Series Trust on Form N-14, which was filed with the Securities and Exchange Commission on December 22, 2015 (Accession No. 0001193125-15-410981), is incorporated by reference, including without limitation, the prospectus/proxy statement describing the Reorganization. The final form of Agreement and Plan was filed as Exhibit (4) to the registration statement on Form N-14 on December 22, 2015 (Accession No. 0001193125-15-410981), and is incorporated by reference.